Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INTENTION TO CONDUCT ON-MARKET SHARE REPURCHASE
AND

AUTOMATIC SHARE REPURCHASE OF UP TO HK$800 MILLION

THROUGH HONG KONG REPURCHASE PROGRAM AND RULE 10b5-1
REPURCHASE PROGRAM

References are made to the announcements of MINISO Group Holding Limited (the “Company”, together with its subsidiaries, the “Group”) dated August 30, 2024 and March 21, 2025 in relation to the share repurchase program adopted by the Company to conduct share repurchase up to HK$2 billion in value of its outstanding ordinary shares (the “Shares”) and/or American depository shares (the “ADSs”) (each representing four Shares) from the open market over a 12-month period starting from August 30, 2024, which has been extended to be valid until June 30, 2026 (the “Extended 2024 Share Repurchase Program”).

The board (the “Board”) of directors (the “Directors”) of the Company wishes to announce that the Board has authorised and approved a new share repurchase program (the “2026 Share Repurchase Program”), under which the Company may repurchase up to HKD2 billion in value of the Shares and/or the ADSs from the open market over a 12-month period starting from June 30, 2026 (the “Repurchase Authorization”). The Company expects to fund the repurchases under the 2026 Share Repurchase Program from surplus cash on its balance sheet.

The Board has full confidence in the Company’s business outlook and prospects, and believes that the current share price of the Company has been below its intrinsic value. Under the Extended 2024 Share Repurchase Program, the Company has repurchased the Shares and/or the ADSs with an aggregate value of approximately HK$1.37 billion on the open market. By implementing the 2026 Share Repurchase Program, the Company aims to promote the interests of the shareholders of the Company (the “Shareholders”), balance the Group’s fast growth and its commitment to bringing stable and foreseeable returns to the Shareholders.

The Company’s proposed repurchases under the 2026 Share Repurchase Program may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

The Company shall conduct the repurchases by exercising its powers under the repurchase mandate granted or to be granted to the Board pursuant to the resolutions of the Shareholders passed at the annual general meeting of the Company each year to repurchase the Shares not exceeding 10% of the total number of the issued Shares (excluding any treasury Shares) as at the date of such annual general meeting (the “Share Repurchase Mandate”), with each mandate to expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the memorandum and articles of the association of the Company or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders.

During the period from June 30, 2026 to the date of holding the upcoming annual general meeting of the Company in 2027, the Company will conduct the repurchases under the Share Repurchase Mandate granted by the Shareholders on June 18, 2026, and for the remaining period under the 2026 Share Repurchase Program, the Company will conduct the repurchases under the Share Repurchase Mandate to be granted by the Shareholders at the upcoming annual general meeting of the Company, subject to the approval of the Shareholders and the general mandate conditions as specified above. It is the intention of the Board to implement the 2026 Share Repurchase Program during the 12-month period only in such a way and only to such an extent that would not cause a mandatory general offer obligation to arise under Rule 26 of the Hong Kong Code on Share Buy-backs. The Company will conduct the proposed share repurchases in compliance with the memorandum and articles of association of the Company, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), the Codes on Takeovers and Mergers and Share Buy-backs, the Companies Law of the Cayman Islands and all applicable laws and regulations to which the Company is subject to.

The Company may cancel such repurchased Shares or hold them as treasury Shares, subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases.

The Board believes that the current financial resources of the Company would enable it to implement the share repurchases without causing any material impact on its working capital.

The Board will review the 2026 Share Repurchase Program periodically, and may authorize adjustment of its terms and size.

Shareholders and potential investors of the Company should note that any repurchase may be done subject to market conditions and at the Board’s absolute discretion. There is no assurance of the timing, quantity or price of any repurchase. Shareholders and potential investors of the Company should therefore exercise caution when dealing in the Shares.

AUTOMATIC SHARE REPURCHASE PROGRAMS

Reference is made to the announcement of the Company dated March 28, 2025, in relation to the automatic share repurchase programs adopted by the Company to conduct repurchase of its Shares and/or ADSs from the open market over a 12-month period starting from late March 2025 to April 1, 2026.

On June 29, 2026 (after market), the Company has entered into renewed share repurchase agreements for an aggregate repurchase amount of up to approximately HK$800 million, including up to a maximum amount of HK$400 million for an automatic share repurchase program for the repurchase of the Shares (the “Hong Kong Repurchase Program”) on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the repurchase of the ADSs on the New York Stock Exchange (the “NYSE”) for up to a maximum amount of approximately US$51.3 million under the Rule 10b5-1 of the United States Securities Exchange Act of 1934 in the U.S. (the “Rule 10b5-1 Repurchase Program”, and together with the Hong Kong Repurchase Program, the “Automatic Share Repurchase Programs”), both of which will be covered by the Repurchase Authorization.

Pursuant to the share repurchase agreement (the “Hong Kong Repurchase Agreement”) entered into by the Company with CLSA Limited (the “Broker”), an independent broker, on June 29 2026, the Broker shall effect repurchase of the Shares on the Hong Kong Stock Exchange for up to a maximum amount of HK$400 million in accordance with the pre-determined parameters, including the repurchase price, repurchase amount per trading day, trading volume limit, amongst others, as set out under the Hong Kong Repurchase Agreement. The repurchases under the Hong Kong Repurchase Program will be conducted through the open market and the facilities of the Hong Kong Stock Exchange. Unless terminated pursuant to the terms therein, the term of the Hong Kong Repurchase Agreement will be from June 29, 2026 to December 31, 2026.

On the same date, the Company also entered into a separate Rule 10b5-1 Repurchase Program for the repurchase of its ADSs on the NYSE for up to a maximum amount of approximately US$51.3 million in compliance with the requirements of Rule 10b5-1(c)(1)(i) and, to the extent applicable, Rule 10b-18 under the U.S. Securities Exchange Act of 1934, through a designated independent broker by giving irrevocable non-discretionary trading instructions to the broker to effect the repurchase of the ADSs on the NYSE. Unless terminated pursuant to the terms therein, the term of the Rule 10b5-1 Repurchase Program will be from July 6, 2026 to December 31, 2026.

Any repurchases in Hong Kong and the U.S. will be made under the Share Repurchase Mandate. Further, the Hong Kong Repurchase Program will be subject to, among other things, the dealing restrictions as set out under Rule 10.06(2)(a) of the Listing Rules and the Hong Kong Stock Exchange Guidance Letter 117-23 (the “GL117-23”).

WAIVER FROM STRICT COMPLIANCE WITH THE REQUIREMENTS UNDER RULE 10.06(2)(e)

Rule 10.06(2)(e) of the Listing Rules requires an issuer not to purchase its shares on the Hong Kong Stock Exchange at any time after inside information has come to its knowledge until the information is made publicly available. In particular, during the period of 30 days immediately preceding the earlier of:

(a)	the date of the board meeting (as such date is first notified to the Hong Kong Stock Exchange in accordance with the Listing Rules) for the approval of the issuer’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and

(b)	the deadline for the issuer to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules),

and ending on the date of the results announcement (collectively, the “Restricted Period”), the issuer may not purchase its shares on the Hong Kong Stock Exchange, unless the circumstances are exceptional.

The Company has been publishing earnings release on a quarterly basis following the prevailing practices in the U.S.. The trading windows available to the Company for making repurchases under the applicable rules and regulations in the U.S. are generally less than those available to the Hong Kong issuers which only publish annual and interim results. On the ground that the terms and the features of the Agreement satisfy the requirements under the Listing Rules and the GL117-23, such that the Hong Kong Repurchase Program is structured in a manner to mitigate the risk of trading with undisclosed inside information and potential price manipulation, the granting of the waiver from strict compliance with Rule 10.06(2)(e) of the Listing Rules will not give rise to undue risk to the Shareholders.

Accordingly, the Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements under Rule 10.06(2)(e) of the Listing Rules in respect of share repurchases to be made pursuant to the Hong Kong Repurchase Agreement for the Hong Kong Repurchase Program during the Restricted Period.

The Company has adopted sufficient safeguard measures in respect of the entering into of the Hong Kong Repurchase Agreement and any repurchases to be conducted thereunder in compliance with requirements as set out under the GL117-23. In particular:

(i)	the Hong Kong Repurchase Program is an irrevocable non-discretionary arrangement, which (a) was entered into outside the Restricted Period, with a reasonable time gap between the commencement of the Hong Kong Repurchase Program and the Restricted Period; (b) has set out the pre-determined parameters for the share buy-backs; and (c) cannot be amended or terminated by the Company (unless required by applicable laws) during the Restricted Period;

(ii)	the Hong Kong Repurchase Program will be effected through the Broker, which, to the best of the Company’s knowledge, is an independent third party of the Company and its connected person (as defined under the Listing Rules);

(iii)	all buy-back decisions under the Hong Kong Repurchase Program will be made by the Broker in accordance with the pre-determined parameters. Each of the Company and, to the best knowledge of the Company after due enquiry, the Broker will maintain appropriate systems and controls with Chinese walls to ensure that (i) there is no influence by the Company or any of its connected persons over the Hong Kong Repurchase Program after its commencement date and that all investment decisions under the Hong Kong Repurchase Program are made independently from the Company and its connected persons (as defined in the Listing Rules); and (ii) no non-public information of the Company and its connected persons is given directly or indirectly to, or received by any personnel of the Broker involved with the establishment or execution of the Hong Kong Repurchase Program until a reasonable time after its completion or termination;

(iv)	the Hong Kong Repurchase Program will be implemented with effect from June 29, 2026 and therefore there will be a sufficient time gap between the start of the Hong Kong Repurchase Program and the estimated commencement date of the Restricted Period in relation to the publication of the 2026 interim results announcement of the Company;

(v)	each of the Company’s market capitalization as at the date of this announcement and average daily turnover volume in the six months immediately prior to the date of this announcement is above the benchmark as set out under the GL117-23; and

(vi)	the Company published this announcement to disclose the details of the Hong Kong Repurchase Program and will disclose any share repurchases conducted thereunder by way of next day disclosure returns.

APPROVAL UNDER RULE 10.06(3) IN RELATION TO THE AUTOMATIC SHARE REPURCHASE PROGRAMS

Rule 10.06(3) of the Listing Rules provides that an issuer whose primary listing is on the Hong Kong Stock Exchange may not make a new issue of shares or announce a proposed new issue of shares for a period of 30 days after any purchase by it of shares, whether on the Hong Kong Stock Exchange or otherwise (other than an issue of securities pursuant to the exercise of warrants, share options or similar instruments requiring the issuer to issue securities, which were outstanding prior to that purchase of its own securities), without the prior approval of the Hong Kong Stock Exchange.

The Company has applied for, and the Hong Kong Stock Exchange has granted, an approval under Rule 10.06(3) of the Listing Rules in respect of potential share issuance for the grant of share awards (“Awards”) (in the form of share options, a right to purchase restricted shares, or a right to purchase restricted share units) under the 2020 Share Incentive Plan (adopted by the Company in September 2020, as amended from time to time) within 30 days after share repurchases are made pursuant to the Automatic Share Repurchase Programs, on the basis that:

(i)	the repurchases to be made pursuant to the Automatic Share Repurchase Programs are irrevocable and non-discretionary from the Company’s perspective. The respective broker for each of the Automatic Share Repurchase Programs has the sole discretion to make repurchases within the pre-established parameters specified in the respective agreements of the Automatic Share Repurchase Programs;

(ii)	the grant of Awards under the 2020 Share Incentive Scheme is to attract and retain talents, provide incentives to qualified persons, promote the success of the Company’s business, and not for fund-raising purpose, which is apparent from the construct of the 2020 Share Incentive Scheme as detailed in its scheme rules (as disclosed in the annual reports of the Company). Therefore, such grants of Awards should not be caught by Rule 10.06(3) of the Listing Rules which is intended to prevent listed issuers from manipulating the market price of its shares through conducting repurchases and share issuances close in time of each other;

(iii)	the Company has granted, and intends to continue to grant, Awards in accordance with the 2020 Share Incentive Plan from time to time as and when appropriate and necessary. Therefore, it would be unduly burdensome for the Company to, for the purpose of strict compliance with Rule 10.06(3) of the Listing Rules, delay the grant of Awards under the 2020 Share Incentive Scheme after share repurchases are made pursuant to the Automatic Share Repurchase Programs; and

(iv)	the Company published this announcement to disclose the approval.

GENERAL

The Company believes that the Automatic Share Repurchase Programs will demonstrate the Company’s intention to attract and retain talents with high potential, motivating them to make contributions, confidence in its business outlook and prospects and would, ultimately, benefit the Company and create value to its Shareholders. The Board believes that the current financial resources of the Company would enable it to implement the Automatic Share Repurchase Programs while continuing to maintain a solid financial position.

Shareholders and potential investors of the Company should note that any repurchase of the Shares under the Automatic Share Repurchase Programs will be subject to prevailing market conditions and the respective broker’s sole discretion within the pre-established parameters specified in the respective agreements of the Automatic Share Repurchase Programs. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

By Order of the Board
MINISO Group Holding Limited Mr. YE Guofu
Executive Director and Chairman

Hong Kong, June 29, 2026

As of the date of this announcement, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.